September 28, 2012

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Mr. Daniel Greenspan
Ms. Nandini Acharya

Re:	Opexa Therapeutics, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed September 21, 2012
File No. 001-33004

Dear Mr. Greenspan and Ms. Acharya:

The Company has received Mr. Greenspan’s letter dated September 27, 2012. We have modified our preliminary proxy statement to indicate that the Company currently has no specific plans to issue the additional authorized shares that will result from the proposed reverse stock split, and we have filed such modified preliminary proxy statement with the Securities and Exchange Commission (SEC).

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s proxy statement; (ii) comments of SEC staff or changes to disclosure in response to comments of SEC staff do not foreclose the SEC from taking any action with respect to the Company’s proxy statement; and (iii) the Company may not assert comments of SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me for any discussion at (281) 775-0600. Thank you for your continued consideration on behalf of the Company.

Regards,

Neil K. Warma
President and CEO

Cc: Patty DeGaetano, Pillsbury Winthrop Shaw Pittman LLP

2635 Technology Forest Boulevard	The Woodlands, Texas	77381
Phone: 281-775-0600	Fax: 281-872-8585